EXHIBIT C
TO SCHEDULE 13D/A

TRANSACTION DESCRIPTIONS

The following describes transactions in Class A Common Stock during the 60 days preceding the filing of this Schedule 13D/A.

Frank B. Holding, Jr. –

On March 2, 2026, Mr. Holding, in his capacity as custodian for three grandchildren, received gifts of an aggregate of 30 shares of Class A Common Stock from a family member.

On March 3, 2026, Mr. Holding gave 360 shares of Class A Common Stock to various family members.

On March 17, 2026, Mr. Holding, in his capacity as custodian for three grandchildren, received gifts of an aggregate of 63 shares of Class A Common Stock from a family member.

On March 17, 2026, Mr. Holding, in his capacity as trustee for four trusts for the benefit of various family members, received gifts of an aggregate of 40 shares of Class A Common Stock from a family member.

Hope H. Bryant –

On March 2, 2026, Mrs. Bryant received a gift of 10 shares of Class A Common Stock from a family member.

On March 17, 2026, Mrs. Bryant gave 357 shares of Class A Common Stock to various family members. Of these gifts, Mrs. Bryant, in her capacity as trustee for a trust for an unrelated person, received a gift of 21 shares of Class A Common Stock.

Claire H. Bristow –

On March 2, 2026, Mrs. Bristow and her spouse each received a gift of 10 shares of Class A Common Stock from a family member.

Olivia B. Holding –

On March 2, 2026, Ms. Holding received a gift of 10 shares of Class A Common Stock from a family member.

On March 2, 2026, Ms. Holding gave 130 shares of Class A Common Stock to various family members.

On March 2, 2026, Ms. Holding, in her capacity as trustee for three trusts for the benefit family members, received gifts of an aggregate of 60 shares of Class A Common Stock from herself and another family member.

On March 3, 2026, Ms. Holding, in her capacity as trustee for three trusts for the benefit of family members, received gifts of an aggregate of 60 shares of Class A Common stock from a family member.

Carson H. Brice –

On March 2, 2026, Mrs. Brice and her spouse each received a gift of 10 shares of Class A Common Stock from a family member.